July 27, 2018

Suping Lu
Sole Director
Garrett Transportation Systems Inc.
La Piece 16
Rolle, Switzerland
1180

       Re: Garrett Transportation Systems Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form 10
           Submitted June 8, 2018
           CIK No: 0001735707
           Response Letter
           Submitted June 29, 2018

Dear Mr. Lu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Response Letter Submitted June 29, 2018

Notes to Combined Financial Statements
Note 18. Commitments and Contingencies
Asbestos Matters, page F-27

1. Please provide us a schedule of the aging of outstanding claims and claims settled over the
 Suping Lu
FirstName LastNameSuping LuInc.
Garrett Transportation Systems
Comapany NameGarrett Transportation Systems Inc.
July 27, 2018
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         last five years ended December 31, 2017.
2. We note from your representation during our conference call with you on July 25, 2018 that your external actuary provided, as part of its report, its view that Bendix liabilities could not be reasonably estimated beyond five years in conjunction with its work supporting the December 31, 2017 accrual. Please advise, and provide supporting documentation as appropriate, with regards to the following:

         1. What was the external actuary specifically asked to do with regards to the period over which claims were reasonably estimable? Did the Company ask the actuary to confirm its view that five years was the period over which Bendix claims were reasonably estimable, or was the actuary requested to provide its independently determined view on what time period would be reasonably estimable?
         2. You asserted that you believe that the same actuary has performed services relating to the Bendix accrual since 2006. During that time period, have there been any significant changes in what the actuary has been requested to do by the Company?
            Were there any changes that have occurred during the last three years (2015-2017)?
3. In your response to comment 3 in your letter dated June 29, 2018, we understand that
         $480 million of the total $616 million Bendix liability at December 31 2017 relates to projected IBNR claims for the period 2018 through 2022. Please provide the breakdown of the estimated amount relating to each year during that period, as well as the underlying variables for the epidemiological projection of the future incidence of asbestos-related disease, projected claims rates against the Company, and average claim resolution values relating to each year.
4. Based on your disclosures it appears that over the last 10 years you have had relatively consistent amounts of Bendix liabilities accruals and payouts. You have represented that during these years you believed that your litigation strategy and scientific information related to your product caused you to believe that after a five year period you could not reasonably estimate the claims that would be filed and the resolution rate for those claims.

         Please tell us if you believe that over the last 10 years your litigation strategy, scientific findings or other factors that you may have identified to support a five year IBNR accrual period have significantly reduced the claims filed against you or the resolution rate for those claims. If so, please provide data supporting this conclusion. If not, tell us whether you believe you should consider the fact that in the past these items have not caused the variability in future claims and resolutions you expected in your determination at each year-end from 2006-2017 and how those items prevented you from making a reasonable estimate beyond the next five years in light of that fact.
5. In your June 29, 2018 response to our prior comment 2 of our letter dated June 21,
         2018, you note that based on a mathematical extrapolation of projected claims rates and
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Garrett Transportation Systems Inc.
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      average resolution values, a reasonably possible exposure over the full term of the epidemiological projections for Bendix IBNR claims would be $1.3 billion.
We
      understand that this would represent $820 million of reasonably possible additional exposure beyond what is recorded at December 31, 2017, extending over an approximate
      30 year period beginning in 2023.

      Please tell us how much of the incremental $820 million would be included if the IBNR estimate were extended based on this mathematical extrapolation: 1) an additional 5 years
      (2023-27) and 2) an additional 10 years (2023-32).
6. Please provide us the accounting memoranda supporting the conclusion that Bendix related liabilities could not be reasonably estimated beyond a five year time horizon for each of the years ended December 31, 2013 through 2017.
       You may contact Patrick Kuhn at (202) 551-3308 or Andrew Mew at (202) 551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at (202) 551-3267 or Nolan McWilliams at (202) 551-3217 with any other questions.


FirstName LastNameSuping Lu
                                                            Division of
Corporation Finance
Comapany NameGarrett Transportation Systems Inc.
                                                            Office of
Transportation and Leisure
July 27, 2018 Page 3
cc:       John C. Kennedy
FirstName LastName